H. Bernt von Ohlen                                       [Allianz Logo]
Chief Legal Officer
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-6330
Fax:       763-765-6355
bernt_vonohlen@allianzlife.com


9 April 2009

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


   RE: Allianz Variable Insurance Products Trust (the "VIP Trust") Post-Effective Amendment No. 25
        File No. 333-83423
        Post-Effective Amendment No. 22
        File No. 811-09491

        and

        Allianz Variable Insurance Products Fund of Funds Trust (the "FOF
        Trust")
        Post-Effective Amendment No. 4
        File No. 333-83423
        Post-Effective Amendment No. 23
        File No. 811-9491

Dear Ms. Samuel:

On March 12, 2009, you communicated to us telephonically comments on the filings referenced above, which were made on February 4, 2009, and February 2, 2009, respectively, under Rule 485(a) in connection with the addition of six new funds to the VIP Trust and five new funds to the FOF Trust.

Each of the comments is summarized below and followed by our response.

COMMENTS ON THE VIP TRUST

1. Principal Risks - Conform the disclosure to the requirements of Form N-1A by adding a sentence or two to the Principal Risks in the risks section of the fund descriptions. Leave section in the back of the prospectus that discusses each risk in more detail.

Response: We have provided a brief summary of each of the risks following the section "Investment Objective and Principal Investment Strategies." The introduction to the brief summaries refers the reader to the more detailed disclosure under "Principal Investment Risks" later in the prospectuses. The revised wording for the AZL Columbia Mid Cap Value Fund is reproduced below as an example.


PRINCIPAL INVESTMENT RISKS
The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the FDIC or any other government agency. There is no guarantee that the Fund will achieve its objective.

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. As changes occur in a Fund's portfolio holdings, the risks to which the portfolio is subject may also change. See the section "Principal Investment Risks" later in this prospectus for a more detailed discussion of these risks.

* MARKET RISK The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
* CAPITALIZATION RISK Investing in small to midsized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
* VALUE STOCKS RISK Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.
* SELECTION RISK When a fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results. Selection risk is sometimes known as "management risk."
* FOREIGN RISK Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
* REAL ESTATE INVESTMENTS RISK The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.

2. Performance Charts - Remove the horizontal lines except line on the zero axis.

Response:  Complied.

3. Fund Operating Expenses - Should not be estimated, but rather actual expenses. Exceptions are funds that have not started operations, which may include "estimated" language for Other Expenses, but not for other fees.

Response: For all of the new funds, we have revised the lead-in language to the fee table to make it clear that only Other Expenses are estimated.

4. Footnote 3 (several expense tables) - With respect to the fee waiver, make it clearer that the number is an expense cap and that the voluntary reduction in the management fee is reduced when hitting the expense cap.

Response: For funds that have in place a temporary voluntary management fee waiver, the relevant footnote has been revised as shown in the example below.

   (1)As of the date of this prospectus, the Manager is voluntarily reducing the management fee to 0.85%. The Manager reserves the right to increase the management fee to the amount shown in the table above at any time. If the voluntary management fee reduction were reflected in the table, the Net Annual Fund Operating Expenses would be lower.

5. Check the rules for funds with multiple classes and revise performance tables as appropriate.

Response: Performance tables for all funds with multiple classes have been revised.

6. Revise disclosure concerning derivatives risk (pages 165- 66) to include a discussion of asset segregation.

Response: Item 2(c)(1)(i) in Form N-1A states that the registration should "summarize the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject and the circumstances reasonably like to affect adversely the Fund's net asset value, yield, and total return." The Statement of Additional Information (SAI) for the VIP Trust, which is explicitly incorporated by reference into the prospectus for the VIP Trust, includes a discussion of applicable law regarding asset segregation in connection with investments in derivatives under the heading "Additional Information on Portfolio Instruments and Investment Policies-Derivative Instruments." To include such a discussion of compliance with applicable law in a risk factor about derivatives would go well beyond "summarizing" a principal risk of investing in the Fund and would, therefore, be inconsistent with the plain language of the disclosure required by Part A of Form N-1A. Further, the General Instruction C.1 to Form N-1A states that the "prospectus should avoid . .. . lengthy legal and technical discussions [or] simply restating legal or regulatory requirements to which Funds generally are subject." For all the foregoing reasons, we have retained the discussion of asset segregation in the SAI and have not added it to the prospectus.

7. Expand the disclosure under "Transfer Supported Features of Certain Annuity Contracts" (page 208) by discussing the fact that the brokerage costs resulting from such transfers could increase during periods of market volatility.

Response: We have added a sentence disclosing that such transfers could result in substantial increases in brokerage costs during periods of market volatility.

8.     Change the disclosure regarding redemption in the Money Market Fund (p.
235) to clarify that redemptions must be submitted before 1:00 pm EST.

Response: In response to the comment we have revised the disclosure under "Shareholder Information - Money Market Fund" to correct an erroneous statement. In fact, the NAV for the AZL Money Market Fund is determined each day at 4:00 p.m. Eastern Time.

9. Under "Market Timing" (page 236) add disclosure concerning the insurance company's responsibility to provide information to the funds concerning frequent trading.

Response: A paragraph has been added to disclose the Funds' contractual obligations to financial intermediaries regarding information about suspected frequent trading.

10. Make sure all missing financial and performance information is included, and that all stale information has been updated.

Response:  Complied.


COMMENTS ON THE FOF TRUST

11.    Principal Risks - Same as comment #1 above.

Response:  See response to comment #1 above.

12.    Fund Operating Expenses - Same as comment #3 above.

Response:  See response to comment #3 above.

13. Expense examples for the AZL Fusion Conservative Fund (page 13) should be for years 1 and 3 only.

Response: The expense example table has been revised to show only years 1 and 3 for the AZL Fusion Conservative Fund.

14.    Derivatives risk - Same as comment #6 above.

Response:  See response to comment #6 above.

15. "Transfer Supported Features of Certain Annuity Contracts" - Same as comment #7 above.

Response:  See response to comment #7 above.

16.    Market timing - Same as comment #9 above.

Response:  See response to comment #9 above.


The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,

/s/ H. Bernt von Ohlen